

SEC 07006437 ISSION

AB 5/16

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-17495

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY 0 9 2007 DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citistreet Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Atrium Drive
(No. and Street)

Somerset (City) NJ (State) 08873 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Famularo (732) 514-2358
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLC
(Name – *if individual, state last, first, middle name*)

99 High St (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 1 7 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 5/16

CITISTREET ADVISORS LLC

Table of Contents



KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8323
Internet www.us.kpmg.com

Independent Auditors' Report

The Member
CitiStreet Advisors LLC:

We have audited the accompanying statements of financial condition of CitiStreet Advisors LLC (the Company) as of December 31, 2006 and 2005, and the related statements of operations, changes in member's capital, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CitiStreet Advisors LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 28, 2007

CITISTREET ADVISORS LLC

Statements of Financial Condition

December 31, 2006 and 2005

Assets		**2006**	**2005**
Cash and cash equivalents	$	518,245	1,331,428
Commissions receivable		1,893,330	2,445,015
Due from affiliate		16,814,458	11,121,891
Total assets	$	19,226,033	14,898,334
Liabilities and Member's Capital			
Other liabilities	$	35,000	62,221
Total liabilities		35,000	62,221
Member's capital		19,191,033	14,836,113
Total liabilities and member's capital	$	19,226,033	14,898,334

See accompanying notes to financial statements.

CITISTREET ADVISORS LLC

Statements of Operations

Years ended December 31, 2006 and 2005

		2006	2005
Revenues:			
Commissions and fees	$	29,243,032	12,124,133
Interest income		10,251	5,334
Total revenues		29,253,283	12,129,467
Expenses:			
Management fee		8,412,911	1,643,732
General and administrative expenses		4,700,422	3,667,701
Total expenses		13,113,333	5,311,433
Net income	$	16,139,950	6,818,034

See accompanying notes to financial statements.

CITISTREET ADVISORS LLC

Statements of Changes in Member's Capital

Years ended December 31, 2006 and 2005

		2006	2005
Member's capital, beginning of year	$	14,836,113	8,018,079
Intercompany dividend		(11,785,030)	--
Net income		16,139,950	6,818,034
Member's capital, end of year	$	19,191,033	14,836,113

See accompanying notes to financial statements.

CITISTREET ADVISORS LLC

Statements of Cash Flows

Years ended December 31, 2006 and 2005

		2006	2005
Cash flows from operating activities:			
Net income	$	16,139,950	6,818,034
Adjustments to reconcile net income to net cash from operating activities:			
Change in commissions receivable		551,685	(815,531)
Change in other liabilities		(27,221)	396,834
Change in due to/(from) affiliate, net		(5,692,567)	(5,472,646)
Net cash from operating activities		10,971,847	926,691
Cash flows from financing activities:			
Dividend - CitiStreet LLC		(11,785,030)	—
Net cash used in financing activities		(11,785,030)	—
Net increase/(decrease) in cash		(813,183)	926,691
Cash and cash equivalents, beginning of year		1,331,428	404,737
Cash and cash equivalents, end of year	$	518,245	1,331,428

See accompanying notes to financial statements.

CITISTREET ADVISORS LLC

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(1) Nature of Business

CitiStreet Advisors LLC (the Company), a New Jersey limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is also registered as an investment advisor with the SEC. The Company is a down-stream affiliate of CitiStreet LLC (CitiStreet). CitiStreet, a Delaware limited liability company, was formed on April 1, 2000 as a joint venture between State Street Bank & Trust Company (State Street), a Massachusetts trust company, and Keeper Holdings LLC (Citi), a Delaware limited liability company. CitiStreet, through its subsidiaries, provides recordkeeping and administrative services, and investment advisory, insurance agency, broker-dealer services and outsourcing for defined benefit, defined contribution, and health and welfare plans for businesses, not-for-profit entities, and government entities in the United States of America and globally. In addition, sales and marketing activities are performed for those services and functions. CitiStreet consists of three operating divisions: Retirement Services, Total Benefits Outsourcing, and CitiStreet International LLC.

The Company refers participants in plans administered by its affiliates (who wish to establish individual retirement (IRA) accounts or other brokerage accounts) to full-service broker-dealers. It also offers investment advisory services to plan participants and individuals who have established IRAs or other brokerage accounts.

(2) Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Summary of Significant Accounting Policies

(a) Revenue Recognition

The Company recognizes revenue in the month services are performed, regardless of the period billed or collected. An accrual is recorded for all unbilled services. The accrual represents the revenue expected to be generated from services provided during that period. The Company records fees related to investment advisory services and commissions related to clients' IRA and brokerage accounts as the services are rendered.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of a certificate of deposit with an original maturity of 90 days or less when purchased.

(c) Net Capital Calculation

The Company reflects receivables and payables with CitiStreet as a net receivable for purposes of net capital calculations. Historically, CitiStreet has recorded the current month's expenses paid on behalf of the Company as a separate liability, which is then swept into the inter-company receivable/payable account the following month. This account represents the net activity paid and received by CitiStreet on behalf of the Company. The inter-company account continues to

accumulate during the year, and upon completion of the financial statement audit, CitiStreet pays down the inter-company receivable and issues a dividend back to CitiStreet.

(d) Receivables

Billed receivables from clients are presented at their billed amount less an allowance for doubtful accounts, if any. On a quarterly basis, an allowance for doubtful accounts is determined based on 100% of the outstanding billed receivables in excess of 150 days and any unbilled or accrued fee revenue that has not been billed in excess of 90 days.

(4) Income Taxes

As a single member limited liability company, the Company is not subject to federal income taxes. All income tax consequences are passed through to the member; therefore no federal income taxes have been recorded.

(5) Transactions with Affiliates

The Company has an agreement with CitiStreet under which CitiStreet provides the Company with management, marketing, and administrative facilities and services, including the use of CitiStreet's sales personnel. As part of this agreement, CitiStreet acts as the Company's paying agent for payment of the Company's management services and operating costs. Fees for these services are based on the Company's share of the combined revenues of CitiStreet and the Company applied to those allocable expenses incurred by CitiStreet. Total fees paid to CitiStreet, and recorded as management fees, were $8,412,911and $1,643,732 for 2006 and 2005, respectively.

Due from affiliate of $16,814,458 and $11,121,891 at December 31, 2006 and 2005, respectively, represent cash held by CitiStreet on behalf of the Company, net of management fees owed to CitiStreet of $380,649 and $328,526 at December 31, 2006 and 2005, respectively. In June 2006, the Company cleared the intercompany receivable with CitiStreet for $11,785,030.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined) equal to the greater of $25,000 or 6 2/3% of aggregate indebtedness (as defined). As of December 31, 2006, the Company had net capital of $481,949 which is $456,949 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was .07 to 1 as of December 31, 2006.

(7) Rules 15c3-3 and 17a-13

In accordance with the NASD rules, the Company is exempt from the provisions of Rule 15c3-3 (which applies to the reserves and custody of securities) under the provisions of paragraph (k)(2)(i) thereof and from Rule 17a-13 (which applies to quarterly securities counts) under the provisions of paragraph (a) thereof.

(8) Reclassification

Certain amounts in the prior year have been reclassified to conform with the current year presentation.

(9) Subsequent Events

CitiStreet Advisors LLC and CitiStreet Equities LLC have executed an Agreement of Merger (February 2007). Subject to the receipt of all regulatory approvals, CitiStreet Equities LLC shall be merged into CitiStreet Advisors LLC. As a result of the merger, CitiStreet Equities LLC will cease to exist and CitiStreet Advisors LLC will continue as the surviving entity of the merger.

Schedule I

CITISTREET ADVISORS LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2006

Net capital:		
Total member's capital	$	19,191,033
Deductions:		
Nonallowable assets:		
Commission receivable		(1,893,330)
Due from affiliate		(16,814,458)
Total nonallowable assets		(18,707,788)
Net capital - Before Haircut		483,245
Haircut from Other Securities		(1,296)
Net capital	$	481,949
Aggregate indebtedness	$	35,000
Computation of basic net capital requirement:		
Minimum net capital required - $25,000 or 6 2/3% of aggregate indebtedness, whichever is greater		25,000
Excess net capital at 1500%		456,949
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)		478,449
Ratio of aggregate indebtedness to net capital		.07 to 1

There are no material differences between this computation of net capital and the corresponding calculation prepared by the Company and included in the Company's unaudited FOCUS Form X-17a-5, Part IIA, filed on January 26, 2007, as of December 31, 2006.

See accompanying independent auditors' report.



KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8323
Internet www.us.kpmg.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Member
CitiStreet Advisors LLC:

In planning and performing our audit of the statement of financial condition and supplemental schedules of CitiStreet Advisors LLC (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial condition and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial condition in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2007

END